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                                                                    EXHIBIT 23.3

                         INDEPENDENT AUDITORS' CONSENT

To the Board of Directors of
Applied Chemical Solutions:

  We consent to the use of our report incorporated by reference herein and to the reference to our firm under the heading "Experts" in the prospectus.

  Our report dated December 9, 1994, except as to Note 15, which is as of December 23, 1994, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                          KPMG Peat Marwick LLP

Minneapolis, Minnesota
June 15, 1995